the new standard in rapid diagnostics

Response Biomedical Corp.
Annual Report 2004

OPPORTUNITY

The worldwide market for rapid quantitative immunoassay Point-of-Care (POC) testing is estimated at US$5 billion with significant annual growth expected. Hundreds of distinct immunoassay-based tests are currently performed on extremely accurate centralized lab analyzers. Test results from these lab systems however take precious time and the associated costs are considerable. Historically, there has been no POC alternative capable of producing similar high quality quantitative information.

The Company’s RAMP System has achieved sufficient performance to enable the transition of these tests from the lab to the POC. The benefits include both tremendous cost advantages and improved patient outcomes by accelerating the turnaround time of critical diagnostic information. Further, entirely new POC applications are emerging in other large potential market opportunities by virtue of superior performance.

INVESTMENT HIGHLIGHTS

Proprietary and Proven Immunoassay Platform

Core Competency in Rapid Product Development

Increasing Revenue from Product Sales
2004 revenue growth of 157%

Eight Commercially Available Tests in Three Markets
Cardiac Marker Tests for diagnosing heart attack
(troponin I, myoglobin and CK-MB)

Biodefense Tests for the on-site detection of anthrax, ricin, smallpox and botulinum toxin

RAMP West Nile Virus Test for environmental monitoring

Independently Validated Performance Leader Across Product Lines
Cardiovascular: Regulatory Clearance in US, Canada, China and Europe Biodefense: US Department of Homeland Security/AOAC International West Nile Virus: US CDC & Health Canada’s National Microbiology Lab

Partnerships
3M Health Care: Clinical Infectious Disease Test
Shionogi & Co: BNP Test for Congestive Heart Failure in Japan
General Dynamics Canada: Biodefense Technology Integration

Multiple Large Market Opportunities
Cardiovascular Testing for AMI and CHF:	$1 Billion
Clinical Infectious Disease Testing:	$1 Billion
Biodefense Market:	$200 Million
Environmental Infectious Diseases:	$25 Million

2005 MILESTONES

Increase revenue from product sales

Ratify additional new product development collaborations and commercialization agreements

Complete BNP clinical trials for Japan

Establish congestive heart failure (BNP/NT-proBNP) partnership worldwide

Advance infectious disease test into clinical trials

Expand US sales group and international distribution network

Expand product portfolio

Secure a listing on a US stock exchange

-1-	Response Biomedical Corp

LETTER TO SHAREHOLDERS

Dear Shareholder

For Response Biomedical, 2004 produced widespread industry and stakeholder recognition that we have raised the performance of lateral flow immunoassays to a new level of excellence with our RAMP Platform. Definitive independent validation across product lines is driving awareness and creating entirely new potential market opportunities based on this level of performance.

•
The Company received U S Food and Drug Administration (FDA) market clearance of RAMP Troponin I and CK-MB tests enabling the commerciommercialization of its lead clinical products for the early diagnosis of heart attack, or acute myocardial infarct (AMI).

Moreover, the peer-reviewed and broad publication of the RAMP Troponin I Test results from multi-centerr US clinical trials demonstrated significant performance improvement overr the leading competitive Point-of-Care (POC) system.

•	The RAMP Anthrax Test became the only approved assay following an 18-month US Department of Homeland Security (DHS)/AOAC comprehensive evaluation of five commercially available rapid tests.

•
The US Centers for Disease Control (CDC) published research demonstrating the RAMP West Nile Virus Test is the most accurate rapid on-site environmental test on the market with 100-fold improvement in sensitivity over the competition.

These results and other third-party research unequivocally show RAMP has overcome the performance limitations of early generation POC immunoassays to produce highly sensitive and accurate, lab quality results in minutes. This has positioned RAMP as the performance leader in our current market segments, resulting in an increase in revenue from product sales in 2003 of 157%. During 2004, revenues increased across all three of the Company's product lines, reflecting growing acceptance of the Company's products in its second full year of product sales. Specifically, revenues from product sales for the year were $2,127,196 as compared to $827,795 for the year ended December 31, 2003.

Response is now prominently on the radar screen of leading international life science and healthcare companies, and potential marketing partners exploring development and commercialization collaborations. This is evidenced by the following initial new collaborations:

•	Shionogi & Co. is funding development of a BNP (B-type natriuretic peptide) test on RAMP for the congestive heart failure testing market in Japan;
•	3M Medical Division is funding development and intends to market a line of clinical infectious disease tests using the RAMP platform, and
•	General Dynamics is integrating RAMP into its biological detection technology for military and homeland security agencies worldwide.

The challenge and opportunity in 2005 is to move beyond development agreements to ratify commercialization agreements with our current partners, and conclude additional collaborations that enhance the Company's product portfolio and its marketing and distribution network internationally. These critically important relationships are expected to importan facilitate increasing revenue in 20052 and beyond, further positioning RAMP as the world's leading POC immunoassay platform.

Clinical Sales and Marketing Strategy
Based on the establishment of the outstanding sensitivity and accuracy of the Company's RAMP Troponin I Test and the strategic business development opportunities that ensued, senior management recognized that RAMP had achieved the required performance to become the POC platform of choice for rapid cardiovascular testing.

We elected to refrain from entering into marketing and distribution agreements with a compliment of potential distributors for the three FDA cleared RAMP Cardiac Marker Tests. Instead, we made the prudent business decision to evolve our clinical sales and marketing plans to capitalize on a significantly stronger and far-reaching distribution network for an expanded cardiovascular line. Although foregoing some initial revenue from cardiac test sales, parallel negotiations for these same jurisdictions are underway with other third parties and involve both new proprietary tests and overarching marketing possibilities.

Negotiations with multiple potential partners are continuing. We are confident that the outcome will have a profound positive impact on future potential revenue from product sales, and the corresponding valuation of the Company.

Another indicator of RAMP's competitive advantages is evidenced by the Company's ability to attract Dr. Michael Groves, former Vice President, International Sales with Abbott POC and i-STAT, as the new Vice President, Sales and Marketing. With more than 25 years of direct diagnostic industry experience spent pent developing and co commercializing POC diagnostics, Dr. Groves is strategically managing the Company's worldwide sales program, while enhancing w the distribution network to further heighten commercial interest and facilitate rapid marketma adoption of current and future RAMP products.

•
In the United States, we have implemented a hybrid sales approach - a combination of direct sales into the high volume hospital segments to be supplemented by distribution into the large number of lower volume facilities.

•
Dr. Groves is leading the initial clinical sales team of high caliber US-based senior sales associates, selling directly to strategic customers and importantly, preparing to support distributors and marketing partners.

•
With regulatory clearance of the Company's lead cardiovascular tests in the US, Canada, China and much of Europe, we anticipate significant revenue growth from this product line through 2005 and well beyond. As an example, Response has already sold over 145 clinical RAMP Systems in China to its exclusive distributor, O & D Biotechnology.

Congestive Heart Failure (CHF) Testing Program
The Company is leveraging heightened recognition of RAMP's lab quality performance to solidify strategically advantageous long-term relationships with capable partners to expand the clinical product portfolio.

BNP and NT-proBNP are widely recognized as definitive tests for diagnosing CHF, with a market potential approaching US$1billion. CHF affects nearly 17 million people worldwide, and is the single most frequent cause of hospitalization in people over 65 years. There are currently five commercially available BNP systems, four of which are performed on lab analyzers, and two NT-proBNP lab tests.

BNP Program For CHF In Japan
The results to date from the BNP development program funded by Shionogi & Co. provide confidence that the RAMP test will be rapidly adopted once it becomes the only commercially available POC BNP test in Japan.

The Company anticipates the RAMP Cardiac Marker Tests for detecting heart attacks and the RAMP BNP test will be introduced in Japan during the first quarter 2006.

CHF Worldwide

•	The collaboration with Shionogi has also positioned RAMP as a leading candidate for companies that have CHF markers but no POC delivery vehicle.

•	Response continues working toward ratifying an agreement that would enable the Company to commercialize a RAMP BNP Assay, not only in Japan, but worldwide.

•
In parallel, the Company has also recently entered into third party discussions with another leading internationall diagnostics company exploring development and commercialization opportunities for NTT-proBNP.

While we assess broader reaching marketing options for an expande panded clinical product portfolio, we are encouraged by the progress to date and appear to be in the later stages of solidifying critically important commercialization agreements for worldwide market arketing and distribution.

Biodefense Product Line
•
The RAMP Anthrax Test has the exclusive distinction of being the only rapid biological detection system to be lab tested and formally approved for use by AOAC International. This followed a comprehensive 18-month evaluation of five commercially available anthrax field tests, funded by the US DHS. Although expected, this is yet another important source of third party validation of RAMP's market-leading performance that is positively impacting product sales.

•	Subsequently, the Company received a US$250,000 purchase order from a group funded by DHS with a mandate to train first responders throughout the US.

Response Biomedical Corp.	-2-

Biodefense Product Line (cont'd.)
•
Although the Company is not at liberty to disclose particulars, the collaboration with General Dynamics (GD) aimed at integrating the company's respective biological detection and identification technologies is progressing well. A fully functional prototype has been demonstrated and GD is now competing with one other company for the first military contract for the integrated system.

Environmental West Nile Virus
•
The Company is making considerable progress commercializing the West Nile Virus Test through its sole US distributor, Adapco Inc, the largest supplier of mosquito control products in the US. This is particularly supported by the publication of an evaluation by the US CDC showing it is fully 100 times more sensitive than the competition. Having captured approximately 20% percent of the total US mosquito control testing market in the first full year of sales, we anticipate further increasing our market share during the upcoming season.

•
In April, we had the privilege of hosting more than 100 leading experts and delegates from around the world at Response headquarters from the American Mosquito Control Association Trustees meeting in May.

Clinical Infectious Disease Market
Clinical infectious disease prevention and detection includes new product candidates in a broad array of priority areas such as sexually transmitted diseases, Streptococcus (Strep), Staphylococcus (Staph), Influenza (Flu) and related bacterial and viral infections.

Conventional diagnosis of infectious diseases is time intensive, and prohibits immediate intervention and early treatment. Clinical infectious disease testing at the Point-of-Care is expected to improve patient outcomes by enabling physicians to make informed medical decisions rapidly. The evidence continues to mount that RAMP's performance improvement over classic POC visual assays provides a tremendous opportunity in this area.

3M Infection Screening Test
•	The development program is a co-development agreement with 3M's Medical Division aimed at developing a new rapid, point-of-care microbiology test in the area of infection prevention.

•
3M Medical Division is part of a world class company with an extraordinary ability to develop and commercialize promising new technologies. 3M Health Care is a recognized leader in infection prevention and this collaboration is aimed at broadening its core competency to include rapid identification at the POC.

•	The companies intend to enter into a further supply agreement whereby Response Biomedical will manufacture and 3M will exclusively market a line of microbiology tests.

•
This unique combination of technology and expertise in infectious disease testing will help us introduce a broader product portfolio to enhance patient outcomes and improve productivity for physicians and health care providers.

Agri-Food Test
•
After completing Phase II development of a rapid quantitative RAMP Biotech Test, the international biotechnology company funding the program recently purchased 10 RAMP Systems for evaluation. This project is designed to identify biotech traits in harvested grain, and represents the Company's lead entree into the agricultural food and grain testing market.

Fiscal 2004 Financial Results
Total revenues for 2004 were $2,676,881, more than double 2003 revenue of $1,283,753. Total revenues for the fourth quarter were $456,493, compared to $377,443 for the corresponding period in 2003.

For 2004, biodefense product sales were $879,637, representing a 55% annual increase; clinical cardiac product sales were $506,475, representing a 197% annual increase; and West Nile Virus product sales were $741,084, representing an annual increase of 731% in the first full year of sales of this test.

The Company recorded a net loss of $4,938,975 or eight cents per share for fiscal 2004, compared with a net loss of $4,191,602 or nine cents per share for the year ended December 31, 2003.

Having achieved more than 100 percent revenue growth compared with its first full year of sales in 2003, the Company is well positioning for greater revenue in 2005 and higher revenue growth beginning next year. This is primarily attributable to a growing referenceable clinical customer base and the anticipated market introduction of additional products.

The Company's financial statements, management's discussion and analysis of financial condition and results of operations for the fiscal year ending December 31, 2004 are now available on SEDAR at www.sedar.com.

Corporate Finance
During 2004, the Company completed two private placements raising net proceeds of $5,409,927. In addition, a further $3,251,250 in cash was obtained through the issuance of shares related to the exercise of warrants and options. As at December 31, 2004, the Company had working capital of $3,121,194, no debt on its balance sheet, and a US$1,000,000 line of credit fully available for use to Dec 15, 2005.

Although the Company is sensitive to concerns about dilution, given the performance and revenue potential for RAMP products in several large market opportunities, proceeds from these financings were a necessary and expeditiously administered investment in the future of this Company.

In closing, I would like to welcome Mr. Sidney Braginsky, former President of Olympus America Inc, to the Company's Board of Directors; Mr. Robert Pilz, who re-joined the Company as Chief Financial Officer and Vice President, Finance; and Dr. Michael Groves, our US-based Vice President, Sales and Marketing. I would also like to acknowledge Haywood Securities for its continued support, particularly as we prepare for a US quotation and listing. Most importantly, on behalf of management and staff, I would like to acknowledge your continued support at this time of extraordinary opportunity.

With hundreds of distinct immunoassay-based tests currently performed on centralized lab analyzers, RAMP has demonstrated sufficient performance to enable the transition of these tests from the lab to the POC. Further, entirely new POC applications are emerging in other large potential market opportunities by virtue of superior performance. With validated performance advantages over market leading competitors in each of the areas it is commercializing product, the Company is well positioned for significant near-term revenue growth and long-term commercial success.

Sincerely,

Bill Radvak
President & Chief Executive Officer
April 29, 2005

-3-	Response Biomedical Corp

RAMP TECHNOLOGY

RAMP® (Rapid Analyte Measurement Platform) is a platform diagnostic system that can be adapted to accurately quantify virtually any immunologically active substance.

The patented RAMP technology enables the system to detect and quantify concentrations of analyte in approximately 15 minutes at sensitivities similar to centralized lab systems.

The RAMP System combines a proprietary internal control and fluorescence technology to improve upon the performance of earlier generation immunoassays. At the same time, it meets the demand for rapid turnaround time, portability and ease-of-use.

The System consists of two components: a disposable Test Cartridge that houses an analyte-specific immunochromatographic strip, and a portable fluorescence-based Reader.

A sample is applied to the sample well of the Test Cartridge The fluid sample migrates along the strip. Fluorescent-dyed latex particles coated with antigen-specific antibodies bind to antigen present in the sample. The sample, along with bound and unbound latex particles, is transported by capillary action along the strip to the Detection Zone.

The Detection Zone contains a second antibody specific to the target analyte. If the fluid sample contains the target analyte, it is captured by the antibody in the Detection Zone arresting the migration of the attached latex particles.

If no target analyte is present, the latex particles migrate past the Detection Zone.

The concentration of analyte located at the Detection Zone is directly related to the concentration of target analyte in the sample.

RAMP’s patented Internal Control is run and measured concurrently in every assay allowing RAMP to compensate for test-to-test and Reader-to-Reader variations. RAMP also utilizes fluorescence providing an inherent increase in sensitivity of approximately 100 times greater than visually read tests.

The RAMP Reader measures fluorescence emitted by the complexes in the Detection and Internal Control Zones and calculates a Ratio between these measurements. The RAMP Ratio effectively measures and factors out the inherent variability that has limited the commercial application of all other lateral flow rapid POC immunoassays.

Response Biomedical Corp.	-4-

CLINICAL

Cardiovascular Testing

In clinical applications, the RAMP System is designed for use by healthcare professionals at the Point-of-Care (POC), including physicians’ offices, medical clinics, hospital emergency departments and laboratories worldwide. RAMP provides a quantitative result in less than 15 minutes, compared to several hours or more for traditional laboratory testing.

Cardiac Marker Tests

Cardiac markers are proteins released in the blood following a heart attack. Myoglobin, troponin I and CK-MB are the three most commonly utilized markers measured to assist in the diagnosis of heart attack or acute myocardial infarction (AMI), a leading cause of death worldwide Rapid diagnosis of AMI is critical to patient outcomes. Every minute that passes after the occurrence of a heart attack without medical treatment reduces the patient’s chance of survival.

CE Mark and Quality Management System is registered to ISO 13485: 1996 and ISO 9000: 2000
In May, the Company received 510(k) regulatory clearance from the US Food and Drug Administration (FDA) to market two additional RAMP Cardiac Marker Tests for detecting troponin I and CK-MB to assist in the rapid diagnosis of heart attack. The Company previously received FDA clearance of the RAMP Reader for general clinical use, and the RAMP Myoglobin Assay. In August, the Company received similar clearance from Health Canada's Therapeutic Products Directorate.

The US market alone for POC cardiac marker tests in 2004 was estimated to be approximately $150 million. The world cardiac rapid assay market is expected to achieve an average annual growth rate of 20 – 25 percent for the near future. Each year in the United States, approximately eight million Americans are admitted to emergency rooms for severe chest pain associated with suspected AMI. Only approximately 10 percent of those hospitalized are subsequently determined to have suffered a heart attack. The majority is eventually diagnosed with strained muscles, bruises or heartburn. The total cost of unnecessary admissions and misdiagnosis is over US$4 billion. Misdiagnosed heart attack cases also account for nearly 25 percent of malpractice claims against emergency room physicians.

In January, 2005 the Company announced that the RAMP Reader and three RAMP Cardiac Marker Tests have received regulatory clearance in China from the State Food and Drug Administration (SFDA). The Company has sold approximately 145 Systems to its exclusive distributor in China, O&D Biotechnology Co.

China is the largest and fastest growing medical device market in Asia. With an aging population, a rising standard of living, and the Government's commitment to improve access to basic health care, China is emerging as one of the single most important markets internationally. With over 1.2 billion people, China has more than 300,000 health institutions including more than 65,000 largely government-run hospitals. Chinese hospitals provided more than 900,000 beds and treated more than 2 billion patients in 2000. According to U.S. census data, electro-medical diagnostic and imaging equipment lead exports in the category of medical equipment to China. The market size for this segment is estimated at $2.5 - $3 billion, of which $1.3 - $1.4 billion are imports.

To date, the Company has received market clearance for its lead cardiovascular products in each of the following juristictions: US, Canada, China, Russia, United Kingdom, Netherlands, Denmark, Finland, Greece, Germany, Italy, Norway, Spain, and Sweden. Regulatory submissions are under review in additional markets.

Peer-Reviewed and Published Clinical Trial Results

This study has demonstrated that the RAMP whole-blood POC testing device had acceptable analytical characteristics and similar sensitivity and specificity for AMI detection to be an acceptable alternative to an automated central laboratory-based instrument (Dade Dimension RxL) and an established FDA-cleared POC testing device for monitoring cardiac biomarkers . . .1 .

1.	A.H.B. Wu et al. / Clinical Chimica Acta 346 (2004) 211-219. Available on-line at www.responsebio.com.

Correlation of RAMP cTnI and Dade Dimension RXL cTnI
Samples (n=364) were tested in RAMP cTnI and Dade Dimension cTnI
RAMP troponin I test delivers <10% CV at o.2 ng/ml with an LLD of 0.03 ng/ml

The RAMP System has overcome the performance limitations of early generation POC immunoassays to produce highly sensitive and accurate, lab quality results in minutes, anywhere, every time.

-5-	Response Biomedical Corp

CLINICAL

Congestive Heart Failure and BNP

"Since 2000 when the first assay for B-type natriuretic peptide (BNP) received clearance from the Food and Drug Administration (FDA), this test has become a "blockbuster" hit for both ruling out and for diagnosing congestive heart failure (CHF). In my 24 years in clinical chemistry, few assays have taken on such a prominent role so quickly in the management of patients."

Fred S. Apple, PhD, Clinical Laboratory News, February 2005

Congestive heart failure (CHF) affects nearly 17 million people worldwide, and is the single most frequent cause of hospitalization in people over 65 years. According to the American Heart Association, approximately 5 million Americans are currently afflicted with CHF and 550,000 new cases are diagnosed each year. An estimated US$23.7 billion will be spent caring for current CHF sufferers. The prevalence of CHF is expected to continue increasing due to the aging population and improved survival rates of patients with other cardiovascular diseases. The initial diagnosis is problematic as symptoms are non-specific and can be associated with other pathologies such as respiratory disease and the secondard effects of obesity.

Elevated levels of BNP indicate the presence of heart failure, and provide physicians with an important diagnostic tool in the early detection and management of CHF. The annual market for BNP testing is estimated to be approaching US$1 billion, with significant growth expected due to the increasing rate of adoption by the international medical community. BNP testing is gaining widespread acceptance as a routine procedure in the monitoring of patients with heart failure. Numerous clinical trials are exploring other cardiovascular applications, including acute coronary syndromes and heart surgery eligibility and prognosis.

BNP is secreted into the bloodstream by the heart in response to ventricular hypertrophy and pressure overload. BNP acts to relieve the pressure. Clinical trials have demonstrated that rapid BNP testing in the emergency department can reduce hospital admissions, total treatment time and treatment costs. It has also been demonstrated that a single, point-of-care BNP test performed immediately upon arrival at the emergency department provided greater diagnostic accuracy than a clinician using historical data, physical examinations, conventional laboratories and chest x-rays.

BNP For Japan
In October, the Company entered into a collaboration with Shionogi & Co Ltd., a leading Japanese pharmaceutical company, to develop a rapid quantitative RAMP test for BNP, a proprietary cardiovascular marker test to assist in the diagnosis and management of congestive heart failure. Response Biomedical is developing the new RAMP BNP Test for Shionogi, which has exclusive rights to BNP in Japan. Shionogi is funding development and will be responsible for regulatory affairs, marketing and distribution of the RAMP BNP Test in the Japanese market.

This development agreement for a BNP test is a significant first step in broadening the Company’s clinical product portfolio. This Point-of-Care BNP test is expected to find strong market acceptance in Japan and enhance revenue from sales of the three FDA-cleared RAMP Cardiac Marker Tests.

Shionogi & Co., Ltd, headquartered in Osaka, recorded total net sales for fiscal year ended March 31, 2004 of approximately US$1.82 billion. Operating divisions are focused on pharmaceuticals, diagnostics, industrial chemicals and capsule business. Shionogi has marketed SHIONORIA BNP in Japan since 1994 as diagnostics and in Europe since 1997 as reagents for research use by medical doctors and laboratory investigators.

CHF Worldwide
BNP and NT-proBNP tests are both used to diagnose CHF, a market potential of US$1billion. There are currently five commercially available BNP systems, four of which are performed on lab analyzers, and two NT-proBNP lab tests.

The Company is exploring development and commercialization opportunities for POC BNP and NT-proBNP diagnostics worldwide.

Clinical Infectious Disease Testing

In November, 2004, Response Biomedical Corp. and 3M Company through its Medical Division, announced that the two companies have entered into a co-development agreement whereby 3M will fund the development of a new rapid, point-of-care microbiology test in the area of infection prevention based on Response Biomedical's RAMP technology. The parties intend to enter into a further supply agreement whereby Response Biomedical will manufacture and 3M will exclusively market a line of microbiology tests.

Conventional diagnosis of infectious diseases is time intensive, and prohibits immediate intervention and early treatment. Clinical infectious disease testing at the Point-of-Care is expected to improve patient outcomes by enabling physicians to make informed medical decisions rapidly.

3M Health Care, the largest of seven major 3M businesses, is dedicated to improving the practice, delivery and outcome of care in medical, dental, pharmaceutical, health information and personal care markets. 3M Medical Division, part of the 3M Health Care family, is a leader in medical supplies, with expertise in infection prevention and skin health.

Response Biomedical Corp.	-6-

BIODEFENSE

RAMP Sets New Standard for Rapid Anthrax Detection

In November, 2004, following an 18 month rigorous independent evaluation funded by the US Department of Homeland Security (DHS), Response's RAMP Anthrax Test became the only rapid biological detection system to meet the new performance standards introduced by AOAC INTERNATIONAL for rapid immunoassay-based anthrax detection systems.

The RAMP Anthrax Test is now laboratory tested and approved as both an AOAC Performance Tested Methods SM (PTM) and Official Methods of AnalysisSM (OMA), the "gold standard" of methods accepted and recognized by regulatory agencies and organizations worldwide.

Background

Shortly after September 11th terrorist attacks, the US was faced with an outbreak of anthrax. In order to protect public health and safety from bioterrorism, in June of 2003, the Department of Homeland Security partnered with AOAC INTERNATIONAL to evaluate commercially available methods for detectingB. anthracis (BA).

A task force was formed that included a broad array of representatives to help in the selection of the methods and design of the studies. This consisted of approximately 50 experts on BA, assay development, validation study design, and statistics from 36 federal and 9 military agencies, (including DHS, FDA, HHS/CDC, USDA, USPS, FBI), and representatives of state and municipal agencies, academia, and first responder units.

Five rapid immunoassay-based anthrax field tests have undergone comprehensive validation through the AOAC harmonized Performance Tested Methods SM program, which provides an independent third-party review of test kit performance claims. RAMP has the exclusive designation of being the only commercially available system to meet the new standards for rapid and reliable anthrax detection.

In studies designed by AOAC scientists and implemented at U.S. Army, Dugway Proving Ground in Utah, RAMP was demonstrated to reliably detect Bacillus anthracis isolates representing a wide variety of geographic sources and physical variants. The specificity of RAMP was also demonstrated in evaluations to confirm that it would not cross react with non-Bacillus anthracis bacteria. To judge the accuracy of the data generated, AOAC organized 12 laboratories nationwide to assess RAMP's performance using identical samples. The RAMP test performed well in the collaborative study, and little variation was seen in the data produced by the 12 laboratories.

AOAC INTERNATIONAL is a 120 year-old not-for-profit scientific association committed to worldwide confidence in analytical results. With more than 3700 members, AOAC has global brand recognition.

Anthrax (Bacillus anthracis )
COMPANY	KIT NAME	RECOGNITION
Tetracore Technologies	BTA Test Strip for Anthrax	none
New Horizon Diagnostics	Biowarfare Anthrax Kit	none
Pro-Lab Diagnostics	Bacillus anthracis	none
Response Biomedical	RAMP Anthrax Test Cartridge	AOAC Official Method; Performance Tested Method 070403
VRG Technologies Inc.	Environmental Anthrax Test Kit	none
MIDI, Inc.	MIDI Sherlock Microbial Identification System	AOAC Official Method
Data Source: AOAC INTERNATIONAL. Note: MIDI is a confirmatory lab analyzer

"AOAC INTERNATIONAL uses a time tested and exceptionally rigorous process in evaluating analytical methodology. The RAMP System performed well in this rigorous evaluation, and that says quite a lot about it. AOAC and DHS are working rapidly to ensure that the RAMP System will be a very useful tool for first responders."

Mr. James Bradford, PhD,
Executive Director, AOAC International

US First Responders Training on RAMP

The Company received its single largest purchase order to date from a DHS sponsored program that has a mandate to train first responders throughout the US.

The Domestic Preparedness Equipment Technical Assistance Program (DPETAP) is a comprehensive, national equipment technical assistance program for emergency responders, established by the Office for Domestic Preparedness in partnership with the United States Army's Pine Bluff Arsenal, the Department of Defense's center of expertise for chemical and biological defensive equipment production and support.

Internationally, Response has 16 distributors in the US, Israel, Europe, Asia, Australia and the Middle East. The Company has sold more than 200 biodefense systems to discerning customers in the public and private sectors throughout the world.

General Dynamics

The Company is pleased with the continued progress in its collaboration with General Dyanmics Canada Ltd., a business unit of General Dynamics Corp. The program is aimed at integrating RAMP technology into General Dynamics’ 4Warn System to meet the real-time biological agent surveillance needs of the military and homeland security agencies worldwide.

Only RAMP meets
new standards for
rapid anthrax detection

-7-	Response Biomedical Corp

WEST NILE VIRUS

The RAMP West Nile Virus (WNV) Test is a highly sensitive pre-screening test used for identifying WNV in mosquitoes and corvids. RAMP is used by public health laboratories, veterinary diagnostic laboratories, universities and mosquito control districts.

The Company’s sole US distributor, Adapco Inc., captured approximately 20% percent of the total US mosquito control testing market in the first full year of sales. Adapco is the largest supplier of mosquito control products in the US.

The performance of the RAMP WNV Test has been validated by five independent external studies, including evaluations conducted by the US Centers for Disease Control and Prevention (CDC) and the Canadian National Microbiology Lab.

These results confirm in-house data and demonstrate that the RAMP WNV Test has >76% sensitivity and 100% specificity in comparison to PCR-based lab analyzers, and >96% correlation to ELISA. The US CDC and Health Canada evaluation1 also confirmed that RAMP is approximately 100 times more sensitive that the competitive rapid WNV test.

1.	Evaluation of Commercial Assays for Detecting West Nile Virus Antigen, K.L. Burkhalter, R. Lindsay, R. Anderson, A Dibernardo, H. White, M. Drebot, W. Fong, R. Nasci

The American Mosquito Control Association (AMCA)

In April 2005, more than 100 delegates attending the American Mosquito Control Association Trustees meeting in Vancouver, visited Response headquarters for RAMP demonstrations, presentations and a tour of the facility.

The American Mosquito Control Association, founded in 1935, is a scientific/educational, not-for-profit public service association, with members or subscribers to its publications in over 50 countries.

About West Nile Virus

There are no vaccines available to prevent infection, and no drugs to treat the virus. The public health strategy rests squarely on the early detection of the virus in mosquitoes and birds, enabling eradication of the carriers to prevent human transmission.

In 2004, the US CDC recorded 2,470 reports of human cases of West Nile. Of these, 900 (36%) were reported as West Nile meningitis or encephalitis (neuroinvasive disease), 1017 (41%) were reported as West Nile fever (milder disease), and 553 (22%) were clinically unspecified at this time.

The virus is permanently established in the US, and its progression is well documented.

Progression of West Nile Virus in the US*

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2004, including the related notes therein. Our audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). A reconciliation to U.S. GAAP is presented in note 16 of our audited consolidated financial statements included herein. This discussion includes forward-looking statements made by management that involve uncertainties and risks, including those discussed herein and as described in the "Risk Factors" section of our Annual Information Form. Such forward-looking statements should be given careful consideration and undue reliance should not be placed on these statements. Our actual results may differ materially from those contained in any forward-looking statements. Additional information relating to our company, including our 2004 Annual Information Form, is available by accessing the SEDAR website at www.sedar.com. All amounts are expressed in Canadian dollars unless otherwise indicated.

This management discussion and analysis of financial condition and results of operations has been prepared as at April 29, 2005.

OVERVIEW
Response Biomedical Corp. ("Response Biomedical" or "the Company") develops, manufactures and sells diagnostic tests for use with its proprietary RAMP® System, a fluorescent immunoassay-based on-site diagnostic testing platform. The RAMP technology utilizes a unique method to account for sources of error inherent in conventional lateral flow immunoassay technologies, thereby providing the ability to quickly and accurately detect and quantify an analyte present in a liquid sample. Consequently, an end user on-site or in a point-of-care setting can rapidly obtain important diagnostic information. Response currently has nine RAMP tests available for environmental and clinical (health) testing applications and the Company has plans to commercialize additional tests.

The Company achieved significant progress on a number of fronts during 2004:

Revenues increased in all three of the Company's product market segments, namely clinical, (2004 - $506,475, 2003 - $170,781), biodefense (2004 - $879,637, 2003 - $567,872) and environmental infectious diseases, including West Nile Virus (2004 - $741,084, 2003 - $89,142). The increases reflected growing acceptance of the Company's products in its second full year of product sales and first full year of sales of the RAMP West Nile Virus Test.

Revenue also increased from contract service fees, with revenue generated from a number of significant collaboration contracts and agreements (2004 - $549,685, 2003 - $455,958).

The Company improved its financial position, which included a cash balance of $2,716,902 as at December 31, 2004. As at December 31, 2004, a U.S.$1,000,000 line of credit was also fully available, which must be repaid by December 15, 2005. As at December 31, 2004, the Company had working capital of $3,121,194 and no debt.

During 2004, the Company closed two private placements raising net proceeds of $5,409,927. In addition, a further $3,251,250 in cash was obtained through the issuance of shares related to the exercise of warrants and options.

Additional significant milestones include:

•	In April 2004, the Company achieved ISO Certification to ISO 13485: 1996 for its Quality Management System.

•	In June 2004, the Company initiated a second phase of development of a biotechnology trait detection test for grain, funded by a leading international biotechnology company.

•
The Company received final clearance to market the Company's Troponin I and CK-MB cardiac marker tests in the United States (May 2004), Canada (August 2004), European Union (nine countries; August 2004), China (January 2005), and Russia (January 2005).

•
In October 2004, the Company announced and commenced a collaboration agreement with a leading Japanese company, Shionogi & Co., Ltd., for the development of a RAMP BNP test for congestive heart failure, to be marketed and sold in Japan.

•
In November 2004, the Company announced and commenced a collaboration agreement with 3M Co. to develop a RAMP clinical infectious disease test to be manufactured by Response Biomedical and marketed and sold by 3M should the companies enter into a further supply agreement.

•
In November 2004, to drive sales of the Company's clinical products, the Company hired Dr Michael Groves as its Vice-President Sales and Marketing, and subsequently hired an experienced team of five U.S.-based sales managers. Dr. Groves was formerly Vice-President of International Sales and Marketing for both Abbott Point of Care and I-STAT Corp.

•
In November 2004, the RAMP Anthrax test was recognized as the only rapid biological  detection system to meet the new performance standards introduced by AOAC International  following and independent valuation that was funded by the U.S. Department of Homeland  Security.

RESULTS OF OPERATIONS
For the Years ended December 31, 2004 and 2003

Revenue and Cost of Sales
Revenues from product sales for the year ended December 31, 2004 were $2,127,196 as compared to $827,795 for the year ended December 31, 2003, an annual increase of 157%. For 2004, biodefense product sales were $879,637 as compared to $567,872 in 2003 representing a 55% annual increase, The increase in biodefense product sales was primarily due to increasing in recurring revenues from a growing customer base and growing acceptance of the Company's products following additional independent performance validation. Clinical cardiac product sales were $506,475 compared to $170,781, representing a 197% annual increase. The increase in clinical cardiac product sales was primarily attributable to sales in the Chinese market. Sales of the Company's West Nile Virus products were $741,084 compared to $89,142 in 2003, representing an annual increase of 731% in the first full year of sales of this test.

Revenues from contract service fees and collaborative research agreements for the year ended December 31, 2004 were $549,685 as compared to $455,958 for the year ended December 31, 2003 representing an annual increase of 21%. A main component of the 2004 revenue, $255,250, was for a Maritime Biological Detection System developed for General Dynamics Canada Ltd, aimed at integrating the RAMP system into General Dynamic's 4WARN biological agent surveillance system.

Cost of sales for the year ended December 31, 2004 was $1,304,447 compared to $730,967 for the year ended December 31, 2003. This increase reflects the Company's increased sales. Cost of sales includes direct manufacturing labour and materials costs, and allocated overhead.

Gross margin for the year ended December 31, 2004 was 51% compared to 43% for the prior year. Improved manufacturing efficiency was attained during 2004 as a result of the company's increased production and process improvements. Going forward, we expect gross margin to benefit from improved economies of scale and further process improvements as the Company scales up and automates its manufacturing operations.

Expenses
Research and development expenditures for the year ended December 31, 2004, increased to $2,215,614 from $2,153,828 for the year ended December 31, 2003, an increase of 2.8% . The increase reflects increased product validation, product enhancement and testing costs ($240,000), increased patent study and search costs ($109,000) offset by reduced professional fees and other external costs relating to clinical trials of RAMP CK-MB and High Sensitivity Troponin I tests ($98,000) which were completed during 2003; with the remainder of the offsetting decrease ($189,000) largely due to reduced allocation of rent, leasehold improvement and other overhead costs in 2004 as a result of research and development making up a smaller proportion of the Company's operations.

Marketing and business development expenses totaled $1,657,318 during the year ended December 31, 2004 as compared to $852,486 for the same period in 2003, an increase of 94%. The increase was due to higher payroll and benefit costs, related primarily to the addition of sales and marketing staff ($367,000) including five U.S. based sales managers and Vice President of Sales, the implementation of a revenue based commission plan ($50,000), and recruitment costs related to building an effective sales and marketing department for the clinical market ($96,000). Advertising and promotion costs for marketing the Company's biodefense and West Nile Virus products were higher in 2004 in order to build customer awareness in the North American market ($108,000).

General and administrative expenses increased to $1,443,707 for the year ended December 31, 2004, from $1,210,118 in the same period in 2003, an increase of 19%. This change was primarily the result of increased professional audit and legal services relating to the Company's registration with the U.S. Securities and Exchange Commission in preparation for listing on a U.S. stock exchange or quotation system, and expenses required to support improved corporate communications activities.

Other Income/Expenses
For the year ended December 31, 2004, the Company recorded non-cash stock-based compensation of $814,682 compared to $136,918 for the year ended December 31, 2003. This expense represents the fair value of stock options granted using the Black-Scholes option-pricing model. The higher charge is primarily related to an increase in the number of options granted,

-9-	Response Biomedical Corp

Other Income/Expenses (cont'd)
(2004 - 3,282,700, 2003 - 1,086,300), largely due to an increase in the number of employees from 35 at December 31, 2003 to 52 at December 31, 2004.

During the year ended December 31, 2004, interest expense including loan guarantee fees was $173,279 compared to $407,343 for the same period in 2003. The interest expense in 2004 included $5,791 (2003 - $6,481) relating to the 9% (2003 - 9%) per annum interest paid on loans from shareholders and directors, $27,914 (2003 - $69,666) relating to interest expense on the use of the line of credit facility, and miscellaneous interest of $1,558 (2003 - $2,157).

Loss
For the fiscal year ended December 31, 2004, the Company reported a loss of $4,938,975 ($0.08 per share) as compared to a loss of $4,191,602 ($0.09 per share) for the fiscal year ended December 31, 2003. The increase in loss is largely due to increased sales and marketing expenses incurred to build the Company's customer base and sales funnel, mitigated by increased gross margin from sales. The comparable loss per share was attributable to the increase in outstanding shares at December 31 (2004 - 67,435,472; 2003 - 53,518,521).

SELECTED QUARTERLY INFORMATION FOR 2004 AND 2003

The table below sets forth selected data derived from the Company's unaudited consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles for the eight previous quarters ended December 31, 2004.

	4TH Quarter	3RD Quarter	2ND Quarter	1ST Quarter	Total
2004	$	$	$	$	$

Total Revenue	456,493	657,753	753,499	809,136	2,676,881

Loss	(1,965,811)	(1,113,240)	(1,109,420)	(750,504)	(4,938,975)

Loss per share

Basic and Diluted	(0.03)	(0.02)	(0.02)	(0.01)	(0.08)

Total Assets	4,544,784	2,212,921	1,690,666	1,541,212	4,544,784

2003

Total Revenues	377,444	255,825	446,320	204,164	1,283,753

Loss	(1,072,434)	(1,172,724)	(893,120)	(1,053,324)	(4,191,602)

Loss per share

Basic and Diluted	(0.02)	(0.02)	(0.02)	(0.02)	(0.09)

Total Assets	1,181,334	1,070,806	1,214,004	1,062,166	1,181,334

Quarter to quarter variability and the general up-trend in revenues is driven primarily by three factors:
1.	The timing of achievement of services contract milestones and corresponding revenue recognition;
2.
Seasonality related to the demand for RAMP West Nile Virus Tests where the majority of the year's sales occur in the second and third quarters with commercial sales of West Nile Virus products initiated in November 2003; and

3.
Generally increasing market acceptance of the Company's products with 2004 being the first full year of sales for West Nile Virus products, the second full year for biodefense products and the initial launch of clinical products occurring internationally in mid 2004.

The increase in total assets in the fourth quarter relates to the closing of a private placement financing in December 2004.

The trend in rising losses is primarily the result of increasing sales and marketing expenditures, primarily to develop the clinical sales funnel and a general increase in infrastructure across all functions to support anticipated sales and partnering requirements.

SELECTED ANNUAL INFORMATION FOR 2004, 2003, AND 2002

The following table sets forth consolidated financial data for the Company's last three fiscal years:

	2004	2003	2002
	$	$	$
Total Revenue	2,676,881	1,283,753	189,208
Loss	(4,938,975)	(4,191,602)	(4,673,656)
Total Assets	4,544,784	1,181,334	862,500
Loss Per Share - Basic and Diluted	(0.08)	(0.09)	(0.11)
Total Long-Term Obligations (1)	-	-	-
Cash Dividends Declared	-	-	-

(1) The Company's long-term liabilities in its financial statements represents deferred revenue and deferred lease inducements.

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations primarily through equity and debt financings. To December 31, 2004 the Company has raised approximately $34.7 million from the sale and issuance, net of share issue costs, of equity securities.

During the year ended December 31, 2004, the Company received net proceeds of $5,409,927 from the sale of equity securities through private placement, as compared to $2,576,815 for the year ended December 31, 2003.

During the year ended December 31, 2004, the Company received net proceeds of $3,176,250 from the exercise of warrants and stock options into shares, as compared to $677,149 for the year ended December 31, 2003.

The Company's working capital position as of December 31, 2004 was $3,121,194, an increase in working capital of $4,716,633 from the 2003 deficit of $1,595,439, primarily the result of closing an equity private placement in December 2004 at a price of $0.75 per unit for gross proceeds of $2,933,750, before share issuance costs of $318,449 resulting in net proceeds of $2,615,301. Additionally, cash flow was negatively impacted primarily by an increase in inventories of $449,831 in anticipation of cardiac product launch in the U.S.

During 2004, the Company incurred a loss of $4,938,975 versus a net loss of $4,191,602 for the same period in 2003. Until the Company receives additional revenue from product sales, it will continue to fund its operations from a combination of the issuance of equity securities, contract service fees, revenues from collaborative research arrangements, use of its U.S.$1 million line of credit, and possibly additional debt financing.

As at December 31, 2004, the Company has 6,335,917 outstanding warrants at exercise prices between $0.80 and $1.50 per share, which if fully exercised, would result in the receipt of approximately $7.5 million. The Company also has 7,641,500 stock options outstanding of which 5,627,352 are exercisable at prices between $0.27 and $1.78 per share and which, if fully exercised, would result in the receipt of approximately $3.1 million.

RISKS AND UNCERTAINTIES

Although Response Biomedical believes that there will be a significant market opportunity for its diagnostic products, the markets for rapid on-site and point-of-care diagnostic tests are fragmented and still in their early stages of growth. Accordingly, there are a variety of risks that the Company will face in order to be successful. Significant efforts are being made by companies with greater resources than Response Biomedical to develop competing technologies and products. The success of Response Biomedical will depend upon the ability of the Company to demonstrate that the performance of its products exceeds that of competing tests. Additionally where relevant, the Company may be required to show that the results of its products are similar to more expensive laboratory-based products. For clinical testing applications, the Company requires a number of regulatory approvals to market its products, the most important being approval by the United States Food and Drug Administration. Although uncertain at this time, there may be likelihood that regulatory approvals could be required at some point in the future for the Company's environmental testing products. The market for the Company's products will also be influenced by competing technologies and the success of the Company's business will be highly dependent on the degree of protection provided by its intellectual property. The Company must also obtain funding for the development and commercialization of its products on reasonable terms and must compete for capital with firms within the medical diagnostics industry as well as with firms in other sectors. The recruitment and retention of personnel skilled in product development and manufacturing is critical for the Company to achieve its objectives. The Company attempts to reduce business and product development risk through a number of different strategies, for example, the Company seeks to establish relationships with strategic partners to assist in the development, funding and marketing of some of the Company's products. This allows Response Biomedical to focus on using its own resources to develop additional product candidates and exploit new applications for its technology, further enhancing the number of product opportunities available to the Company. Response Biomedical will also continue to review and wherever practical, expand upon its intellectual property portfolio to safeguard what the Company believes to be its technological competitive advantages.

The Company has had an ongoing need to raise additional funds to continue conducting its research and development programs and clinical trials, purchase capital equipment and commercialize its products. There can be no assurance that such funds will be available on favourable terms, or at all. If adequate funding is not available, the Company may be required to delay, reduce or eliminate one or more of its research or development programs or obtain funds through arrangements with corporate partners or others that may require the Company to relinquish greater or all rights to product candidates at an earlier stage of development or on less favourable terms than the Company would otherwise seek. Insufficient funding may also require the Company to relinquish rights to certain of its technologies that the Company would otherwise develop itself.

Foreign Exchange and Inflation
Financial risk is the risk to the Company's results of operations that arise from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk as substantially all its revenues are denominated in U.S. dollars. The Company mitigates foreign exchange risk as it maintains U.S. dollar bank accounts that are used to pay for expenses in U.S. dollars.

Response Biomedical Corp.	-10-

Foreign Exchange and Inflation (cont'd)
Interest rate risk arises due to the Company's cash and cash equivalents being invested in variable rate securities and the Company's loans having fixed and variable interest rates.

MATERIAL COMMITMENTS AND CONTRACTUAL OBLIGATIONS

As at December 31, 2004, the Company had the following commitments and contractual obligations.

Commitments and Obligations	Total	< 1 Year	1 - 3 Years	4 - 5 Years	> 5 Years

UBC License Fee	$89,500	$16,000	$31,500	$21,000	$21,000

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any material off balance sheet arrangements requiring disclosure.

OUTSTANDING SHARE CAPITAL

As at March 31, 2005 there were 67,619,472 common shares issued and outstanding, 8,020,250 common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $0.61 per share, 845,213 common shares reserved for future grant or issuance under our stock option plan and 6,335,917 common shares issuable upon the exercise of outstanding warrants at a weighted average exercise price of $1.19 per share.

TRANSACTIONS WITH RELATED PARTIES

During the year the Company paid a director, Mr. Dominique Merz, $15,522 for services rendered relating to a private placement, and paid another director, Mr. Steven Holmes $5,000 for services rendered relating to a private placement.

During the financial year ended December 31, 2003, the Company entered into an agreement with Katan Associates International ("KAI") to provide strategic consulting services. Under the terms of the agreement the Company pays KAI a monthly retainer of U.S.$5,000. Mr. Stan Yakatan is the Chairman and Managing Partner of KAI and became a director of the Company in February 2004. During the year ended December 31, 2004, the amount incurred in these services amounted to $71,930 (2003 - $Nil).

During the year $180,279 in loans and outstanding interest was repaid to three directors: Dominique Merz, William Radvak and Brian Richards.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's significant accounting policies are disclosed in Note 2 to the audited consolidated financial statements as at December 31, 2004. The significant accounting policies we believe are the most critical in fully understanding and evaluating our reported financial results accounting policies and estimates include:

Revenue recognition
Product sales are recognized upon the shipment of products to customers and distributors, if a signed contract exists, the sales price is fixed and determinable, collection of the resulting receivables is reasonably assured and any uncertainties with regard to customer acceptance are insignificant. Sales are recorded net of discounts and sales returns. A provision for the estimated warranty expense is established by a charge against operations at the time the product is sold.

Contract service fees are recorded as revenue as the services are performed pursuant to the terms of the contract, provided collectibility is reasonably assured. Upfront fees from collaborative research arrangements, which are non-refundable and require the ongoing involvement of the Company are deferred and amortized into income on a straight-line basis over the term of the relevant license or related underlying product development period. Upfront fees from collaborative research arrangements that may be refundable are deferred and recognized once the refundability period has lapsed. A significant change in estimating the period of our on-going involvement could have a material impact on our results of operation.

Research and development costs
Research and development costs consist of direct and indirect expenditures related to our research and development programs. Research and development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. We assess whether these costs have met the relevant criteria for deferral and amortization at each reporting date.

Stock-based Compensation and other Stock-based Payments
All share-based awards be measured and recognized using a fair value based method. The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model and is amortized over the vesting terms of options which is generally three to five years from grant.

The Black-Scholes option pricing model is based on several subjective assumptions including the expected life of the option, the expected volatility at the time of the options are granted, and the fair value of the Company's stock at the date of grant of the stock options. Changes in these assumptions can materially affect the measure of the estimated fair value of the Company's employee stock options, hence the Company's results of operations.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The Company has elected to prospectively adopt the recommendations of the Canadian Institute of Chartered Accountants (the "CICA") Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments, for awards granted under its stock option plan to executive officers, directors and employees, effective January 1, 2003. The Company had adopted the recommendations, as required, for awards granted under its stock option plan to non-employees. This standard and the amendments require that all stock-based awards be measured and recognized using a fair value based method. The fair value of stock options is estimated at the date of grant using the Black-Scholes Option pricing model and is amortized over the vesting terms of the stock options.

The Company was permitted to and elected to prospectively apply the fair value based method of accounting for stock based stock options granted to employees, officers and directors effective January 1, 2003. Previously no compensation expense was recorded for stock-based compensation awards to employees, officers and directors. The adoption of the new recommendations resulted in an additional benefit expense of $82,000 in 2003 compared to nil in 2002 when the effect of the fair value method on employee options was disclosed but not required to be recorded in financial statements.

FINANCIAL INSTRUMENTS

Certain of the Company's financial instruments, including cash equivalents, accounts and amounts receivable, accounts payable, demand loans payable and loans payable to shareholders and directors, the carrying amounts approximate fair values due to their short term nature.

The Company performs ongoing credit checks on its customers and requires orders to be prepaid by certain customers. As at December 31, 2004, five [2003 - four] customers represent 72% [2003 - 60%] of the trade receivables balance.

Financial risk is the risk to the Company's results of operations that arise from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk given that approximately 61% of total revenues for the year ended December 31, 2004 were received in U.S. dollars. The Company minimizes this risk by maintaining a U.S. dollar account for all U.S. sales revenues and expenditures, thereby minimizing currency exchange. Fluctuating foreign exchange rates are reflected in the line of credit available to the Company; however, the balance outstanding on the line of credit is not subject to foreign exchange adjustments.

Interest rate risk arises due to the Company's cash and cash equivalents being invested in variable rate securities.

-11-	Response Biomedical Corp

MANAGEMENT'S RESPONSIBILITY FOR
FINANCIAL REPORTING

The consolidated financial statements contained in this annual report have been approved by the Board of Directors, and were prepared by management using Canadian generally accepted accounting principles. Management is responsible for the preparation and integrity of the consolidated financial statements and all other information in the annual report, and for ensuring that this information is consistent, where appropriate, with the information contained in the consolidated financial statements.

Management has developed and is maintaining a system of internal controls to obtain reasonable assurance that the Company's assets are safeguarded, transactions are authorized and financial information is reliable.

The Board of directors, through the Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control.

The consolidated financial statements have been audited by Ernst & Young LLP. During the course of their audit, Ernst & Young LLP reviewed the Company's system of internal control to the extent necessary to render their opinion on the consolidated financial statements.

Bill Radvak
President & Chief Executive Officer

Rob Pilz
Chief Financial Officer

AUDITORS’ REPORT

To the Shareholders of
Response Biomedical Corp.

We have audited the consolidated balance sheets of Response Biomedical Corp. as at December 31, 2004 and 2003 and the consolidated statements of loss and deficit and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and cash flows for each of the years in the three year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

As discussed in Note 3 to the consolidated financial statements, the Company changed its policy for the method of accounting for stock-based compensation during 2003.

Chartered Accountants
Vancouver, Canada,
March 4, 2005.

Comments by Auditors for United States Readers
on Canada-United States Reporting Difference

United States reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Although we conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated March 4, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

Chartered Accountants
Vancouver, Canada,
March 4, 2005.

Response Biomedical Corp.	-12-

CONSOLIDATED FINANCIAL STATEMENT Response Biomedical Corp. Incorporated under the laws of British Columbia

CONSOLIDATED BALANCE SHEETS [See Note 1 - Basis of Presentation]

As at December 31	(Expressed in Canadian dollars)

	2004	2003
	$	$

ASSETS
Current
Cash	2,716,902	856
Short-term investments [note 8]	2,500	2,500
Trade receivables [note 4]	244,785	151,558
Other receivables	38,277	11,582
Inventories [note 5]	1,024,111	574,280
Prepaid expenses and other	52,076	14,380
Total current assets	4,078,651	755,156
Capital assets [note 6]	394,253	288,162
Deferred loan costs [note 7]	71,880	138,016
Total assets	4,544,784	1,181,334

LIABILITIES AND SHAREHOLDERS' (DEFICIENCY)
Current
Bank indebtedness [note 8]	-	1,401,786
Accounts payable and accrued liabilities	859,502	709,872
Loans payable to shareholders and directors [note 9]	-	180,279
Deferred revenue - current portion	90,505	51,208
Deferred lease inducement - current portion	7,450	7,450
Total current liabilities	957,457	2,350,595
Deferred revenue	155,271	-
Deferred lease inducement	1,240	8,687
	1,113,968	2,359,282
Commitments and contingencies [notes 10[e] and 13]
Shareholders' equity (deficiency)
Share capital [note 10[a]]	35,606,778	28,821,536
Contributed surplus [notes 8, 10[a] and 10[c]]	3,662,970	900,473
Deficit	(35,838,932)	(30,899,957)
Total shareholders' (deficiency)	3,430,816	(1,177,948)
	4,544,784	1,181,334

See accompanying notes

On behalf of the Board:

William J. Radvak	Brian G. Richards
Director	Director

-13-	Response Biomedical Corp

Response Biomedical Corp.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT [See Note 1 - Basis of Presentation]

Years ended December 31	(Expressed in Canadian dollars)

	2004	2003	2002
	$	$	$

REVENUE
Contract service fees and revenues from
collaborative research arrangements [note 14]	549,685	455,958	37,250
Product sales [note 14]	2,127,196	827,795	151,958
Total revenue	2,676,881	1,283,753	189,208
Less: cost of sales - products and services	1,304,447	730,967	41,579
Gross profit	1,372,434	552,786	147,629

EXPENSES
General and administrative [note 11]	1,443,707	1,210,118	1,168,855
Research and development	2,215,614	2,153,828	2,654,751
Marketing and business development [note 13[c]]	1,657,318	852,486	454,028
Stock-based compensation [note 10[c]]	814,682	136,918	136,000
Total expenses	6,131,321	4,353,350	4,413,634

OTHER EXPENSE
Interest expense [notes 8 and 9]	35,263	78,304	2,092
Loan costs [notes 7 and 8]	138,016	329,039	443,981
Interest income	(2,948)	(457)	(6,066)
Miscellaneous income	-	-	(24,985)
Gain on settlement with creditors	-	-	(15,832)
Foreign exchange (gain) loss	9,757	(15,848)	8,461
Total other expense	180,088	391,038	407,651
Loss for the year	(4,938,975)	(4,191,602)	(4,673,656)

Deficit, beginning of year	(30,899,957)	(26,708,355)	(22,034,699)
Deficit, end of year	(35,838,932)	(30,899,957)	(26,708,355)

Loss per common share - basic and diluted
note 10[f]]	(0.08)	($0.09)	($0.11)

Weighted average number of common shares
[note 10[f]]	58,713,725	48,164,132	43,228,309

See accompanying notes

Response Biomedical Corp.	-14-

Response Biomedical Corp.

CONSOLIDATED STATEMENTS OF CASH FLOWS [See Note 1 - Basis of Presentation]

Years ended December 31	(Expressed in Canadian dollars)

	2004	2003	2002
	$	$	$

OPERATING ACTIVITIES
Loss for the year	(4,938,975)	(4,191,602)	(4,673,656)
Add (deduct) items not involving cash:
Amortization of capital assets	206,816	135,816	79,200
Gain on settlement with creditors	-	-	(15,832)
Stock-based compensation	814,682	136,918	136,000
Amortization of deferred loan costs	138,016	329,039	443,981
Deferred lease inducement	(7,447)	16,137	-
Changes in non-cash working capital:
Trade receivables	(93,227)	(24,330)	(127,228)
Other receivables	(26,695)	15,324	(7,862)
Inventories	(449,831)	(246,283)	(327,997)
Prepaid expenses and other	(37,696)	84,531	(26,398)
Accounts payable and accrued liabilities	149,630	311,613	47,104
Deferred revenue	194,568	-	(37,250)
Cash used in operating activities	(4,050,159)	(3,432,837)	(4,509,938)

INVESTING ACTIVITIES
Deposit on capital asset purchase	-	-	(16,557)
Purchase of capital assets	(312,907)	(197,495)	(130,059)
Short-term investments	-	(2,500)	-
Cash used in investing activities	(312,907)	(199,995)	(146,616)

FINANCING ACTIVITIES
Proceeds from issuance of common shares and warrants,
net of share issue costs [note 10[a]]	8,661,177	3,253,964	3,040,509
Proceeds from (repayment of) bank indebtedness	(1,401,786)	198,370	1,203,416
Proceeds from (repayment of) loans from shareholders
and directors	(180,279)	180,279	325,320
Cash provided by financing activities	7,079,112	3,632,613	4,569,245

Increase (decrease) in cash during the year	2,716,046	(219)	(87,309)
Cash, beginning of year	856	1,075	88,384
Cash, end of year	2,716,902	856	1,075

Supplemental disclosure
Interest paid	35,263	78,304	2,092

See accompanying notes

-15-	Response Biomedical Corp

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003	(Expressed in Canadian dollars)

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

Response Biomedical Corp. (the "Company") was incorporated on August 20, 1980 under the predecessor to the Business Corporations Act (British Columbia). The Company is engaged in the research, development and commercialization of diagnostic technologies for the medical point of care ("POC") and on-site environmental testing markets. POC and on-site diagnostic tests (or assays) are simple, non-laboratory based tests performed using portable hand-held devices, compact desktop analyzers, single-use test cartridges and/or dipsticks. Since 1996, the Company has developed and commercialized a proprietary diagnostic system called RAMP® (Rapid Analyte Measurement Platform).

The RAMP System is a portable fluorescence immunoassay-based diagnostic technology that combines the performance of a clinical lab with the convenience of a dipstick test - establishing a new paradigm in diagnostic testing. Immunoassays are extremely sensitive and specific tests used to identify and measure small quantities of materials, such as proteins. Any biological molecule and most inorganic materials can be targeted. Accordingly, the RAMP technology is applicable to multiple distinct market segments and many products within those segments. RAMP tests are now commercially available for the early detection of heart attack, environmental detection of West Nile Virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

At December 31, 2004, the Company had incurred significant losses and had an accumulated deficit of $35,838,932. The Company's ability to continue as a going concern is uncertain and dependent upon its ability to achieve profitable operations, obtain additional capital and dependent on the continued support of its shareholders. Management is planning to raise additional capital to finance expected growth. The outcome of these matters cannot be predicted at this time. If the Company is unable to obtain adequate additional financing, management will be required to curtail the Company's operations.

These consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities which might be necessary should the Company be unable to continue in business.

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles is detailed in note 16. A summary of the significant accounting policies are as follows:

Basis of consolidation
These consolidated financial statements include the accounts of Response Biomedical Corp. and its wholly-owned subsidiaries, Response Biomedical Inc., an inactive United States company with nominal assets and liabilities and Response Development Inc., an inactive Canadian company with nominal assets and liabilities.

Use of estimates
The preparation of these consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Short-term investments
Short-term investments, which consist of financial instruments purchased with an original maturity of greater than three months and less than one year, are recorded at the lower of cost and market.

Inventories
Raw materials inventory is carried at the lower of actual cost, determined on a first-in first-out basis and replacement cost. Finished goods and work in process inventories are carried at the lower of weighted average cost and net realizable value. Cost of finished goods and work in process inventories includes materials, direct labour and applicable overhead.

Capital assets
Capital assets are recorded at cost and amortized over their estimated useful lives using the straight-line method as follows:

Office and laboratory furniture and equipment	5 years
Office and laboratory computer equipment	3 years
Computer software	2 years
Manufacturing equipment	5 years
Manufacturing molds	2 years
Leasehold improvements	Term of lease

Deferred loan costs
Deferred loan costs reflect the costs incurred in connection with bank indebtedness financings and are amortized on a straight-line basis over the terms of the respective bank indebtedness and are included in loan costs in the consolidated statement of loss.

Deferred lease inducements
Deferred lease inducements represent a rent-free period and are being amortized over the term of the lease and recorded as a reduction of rent expense.

Foreign currency translation
Monetary items denominated in foreign currencies, including those of the Company's U.S. integrated subsidiary, are translated into Canadian dollars using exchange rates in effect at the balance sheet date. Revenue and expense items are translated at the average exchange rate for the year. Foreign exchange gains and losses are included in the determination of loss for the year.

Revenue recognition
Product sales are recognized upon the shipment of products to distributors, if a signed contract exists, the sales price is fixed and determinable, collection of the resulting receivables is reasonably assured and any uncertainties with regard to customer acceptance are insignificant. Sales are recorded net of discounts and sales returns. A provision for the estimated warranty expense is established by a charge against operations at the time the product is sold.

Contract service fees are recorded as revenue as the services are performed pursuant to the terms of the contract provided collectibility is reasonably assured. Upfront fees from collaborative research arrangements, which are non-refundable and require the ongoing involvement of the Company are deferred and amortized into income on a straight-line basis over the term of ongoing development. Upfront fees from collaborative research arrangements, which are refundable are deferred and recognized once the refundability period has lapsed.

Government assistance
Government grants are recorded as a reduction of the related expenditure when there is reasonable assurance that the Company has complied with all conditions necessary to receive the grants and collectibility is reasonably assured.

Research and development costs
Research costs are expensed in the year incurred. Development costs are expensed in the year incurred unless the Company believes a development project meets Canadian generally accepted accounting criteria for deferral and amortization.

Loss per common share
Basic loss per common share is calculated using the weighted average number of common shares outstanding during the year, excluding contingently issuable shares. Diluted loss per common share is equivalent to basic loss per common share as the outstanding options and warrants are anti-dilutive.

Future income taxes
The Company accounts for income taxes using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to reverse. The effect on future income tax assets and liabilities of a change in substantively enacted rates is included in earnings in the period that includes the enactment date. Future income tax assets, net of a valuation allowance, are recorded in the consolidated financial statements if realization is considered more likely than not.

Stock-based compensation
The Company grants stock options to executive officers, directors, employees and consultants pursuant to a stock option plan described in note 10[b]. The Company uses the fair value method of accounting for all stock-based awards for non-employees and for all stock-based awards

Response Biomedical Corp.	-16-

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)
granted, modified or settled since January 1,2003 for awards to employees. For stock-based awards to employees granted, modified or settled from January 1, 2002 to December 31, 2002, the Company discloses the pro forma effects to the loss for the period and loss per common share for the period as if the fair value method had been used at the date of grant. The pro forma information is presented in note 10[c].

3. CHANGE IN ACCOUNTING POLICY

The Company has elected to prospectively adopt the recommendations of the Canadian Institute of Chartered Accountants (the "CICA") Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments, for awards granted under its stock option plan to executive officers, directors and employees, effective January 1, 2003. The Company had adopted the recommendations, as required, for awards granted under its stock option plan to non-employees. This standard and the amendments require that all stock-based awards be measured and recognized using a fair value based method. The fair value of stock options is estimated at the date of grant using the Black-Scholes Option pricing model and is amortized over the vesting terms of the stock options. As a result of the adoption of fair value accounting for stock option grants to executive officers, directors, and employees effective January 1, 2003, the Company recorded stock-based compensation expense of $434,182 [2003 - $82,518] during the year ended December 31, 2004 [note 10[c]].

4. FINANCIAL INSTRUMENTS

For certain of the Company's financial instruments, including cash, short-term investment, trade receivables, other receivables, accounts payable and loans payable to shareholders and directors, the carrying amounts approximate fair values due to their short-term nature.

The Company performs ongoing credit checks on its customers and requires orders to be prepaid by certain customers. As at December 31, 2004, five [2003 - four] customers represent 72% [2003 - 60%] of the trade receivables balance.

Financial risk is the risk to the Company's results of operations that arise from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk as substantially all its revenues are denominated in US dollars. The Company mitigates foreign exchange risk as it maintains US dollar bank accounts which are used to pay for expenses in US dollars. Interest rate risk arises due to the Company's loans having

5. INVENTORIES

	2004	2003
	$	$
Raw materials	293,642	201,467
Work in process	94,535	207,060
Finished goods	635,934	165,753
	1,024,111	574,280

6. CAPITAL ASSETS

		Accumulated	Net book
	Cost	amortization	value
	$	$	$
2004
Office furniture and equipment	26,588	26,588	-
Office fcomputer equipment	58,213	49,754	8,459
Laboratory furniture and equipment	430.459	377,349	53,110
Laboratory computer equipment	229,089	80,903	148,186
Computer software	46,098	10,954	35,144
Manufacturing equipment	127,557	34,961	92,596
Manufacturing molds	162,266	138,136	24,130
Leasehold improvements	64,713	32,085	32,628
	1,144,983	750,730	394,253

2003
Office furniture and equipment	26,588	23,929	2,659
Office computer equipment	51,427	44,402	7,025
Laboratory furniture and equipment	397,751	341,812	55,939
Laboratory computer equipment	44,614	40,976	3,638
Computer software	11,497	6,159	5,338
Manufacturing equipment	85,876	15,459	70,417
Manufacturing molds	149,610	64,978	84,632
Leasehold improvements	64,713	6,199	58,514
	832,076	543,914	288,162

7. DEFERRED LOAN COSTS

	2004	2003
	$	$
Deferred loan costs	71,880	1,003,188
Less: amortization	-	(865,172)
	71,880	138,016

On December 31, 2004, the Company capitalized loan costs of $71,880 [2003 - $413,155] and recorded amortization expense in the year ended December 31, 2004 relating to the previously capitalized loan costs of $138,016 [2003 - $329,039; 2002 - $443,981] [see notes 8 and 9].

8. BANK INDEBTEDNESS

As at December 31, 2004 the Company has a revolving credit facility of up to US$1,000,000 [2003 - US$1,515,000] with a Canadian chartered bank of which $nil [2003 - $1,401,786] was utilized as at December 31, 2004. Amounts outstanding under this credit facility are payable on demand and bear interest at the bank's prime rate which at December 31, 2004 was 4.25% [2003 - 4.5%] . This credit facility is guaranteed by a shareholder up to December 31, 2005. Amounts advanced under the facility, if any, are repayable in full on or before December 15, 2005. In consideration for providing the guarantee in December 2004, the Company issued to the guarantor a total of 449,250 non-transferable share purchase warrants entitling the holder to acquire one common share for each warrant at an exercise price of $0.80 per common share expiring on December 31, 2005 [2003 - 1,678,144 non-transferable share purchase warrants expiring June 30, 2004].

The estimated fair value of the share purchase warrants, using the Black-Scholes pricing model, amounting to $71,880 in 2004 [2003 - $413,155] has been credited to contributed surplus and recorded as deferred loan costs and is being amortized over the term of the credit facility.

The Company has an additional credit facility in the amount of $2,500 collateralized by an assignment of a short-term investment.

9. LOANS PAYABLE TO SHAREHOLDERS AND DIRECTORS

In August 2001, the Company entered into a loan facility with several shareholders and directors, which was collateralized by the Company's assets, bore interest at 8% per annum and repayable up to August 2002. In April 2002, the Company agreed with its lenders to issue common shares to settle the outstanding loan balances, which totaled $1,794,400 as at April 3, 2002, through the issuance of 1,993,777 common shares at a price of $0.90 per share [note 10[a]].

In November 2001, the Company arranged a loan facility with one of its shareholders in the amount of $796,300 [US$500,000]. All advances under the loan facility were collateralized by the Company's assets, bore interest at 8% per annum and repayable up to November 2002. In July 2002, the Company entered into a revolving line of credit facility with a Canadian chartered bank [note 8] and simultaneously repaid the shareholder loan.

As consideration for the August 2001 and November 2001 loans mentioned above, the Company issued a bonus to the lenders of 1,424,662 common shares over a period of time, of which 1,107,936 common shares with a fair value of $346,234 were issued in 2001 and 316,726 common shares with a fair value of $149,399 were issued in 2002. The fair value of these bonus shares were recorded as deferred loan costs and amortized over the term of the loan.

During the year ended December 31, 2003, the Company entered into several short-term loan agreements with shareholders and directors, which at December 31, 2003 amounted to $180,279. The loans were without collateral, bore interest at 9% per annum and were repayable on demand with maturity dates to June 30, 2004. During the year ended December 31, 2004, the loans plus accrued interest were repaid in full.

-17-	Response Biomedical Corp

10. SHARE CAPITAL

[a] Authorized - 100,000,000 common shares without par value.

Issued and outstanding	Number	Amount
	#	$
Balance, December 31, 2001	36,704,284	20,583,264
Issued for cash:
Exercise of warrants	4,321,600	1,604,277
Exercise of stock options	308,000	119,518
Private placement, net of issue costs [i]	2,413,364	1,316,714
Bonus shares [note 9]	316,726	149,399
Issued for settlement of loans payable to
shareholders and directors [note 9]	1,993,777	1,794,400
Balance, December 31, 2002	46,057,751	25,567,572
Issued for cash:
Exercise of warrants	1,090,750	490,828
Exercise of stock options	592,224	186,321
Private placement, net of issue costs [ii and iii]	5,777,796	2,576,815
Balance, December 31, 2003	53,518,521	28,821,536
Issued for cash:
Exercise of warrants	4,795,471	2,535,613
Exercise of stock options	1,359,813	640,637
Private placement, net of issue costs [iv and v]	7,661,667	3,637,470
Issued as a finders fee [v]	100,000	-
Issed as a agent work fee [v]	-	(28,478)
Balance, December 31, 2004	67,435,472	35,606,778

[i]
In March 2002, the Company closed a non-brokered private placement consisting of 2,413,364 units at a price of $0.55 per unit, for total gross proceeds of $1,327,350 before share issue costs of $10,636. Each unit comprised one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitled the holder to purchase one common share of the Company at a price of $0.62 to $0.63 per share through April 1, 2003.

[ii]
In June 2003, the Company closed a non-brokered private placement consisting of 1,700,000 units at a price of $0.50 per unit, for gross proceeds of $850,000, before share issuance costs of $5,609. Each unit comprised one common share and one half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share of the Company at a price of $0.50 per share through June 13, 2004.

[iii]
In December 2003, the Company closed a non-brokered private placement consisting of 4,049,873 units at a price of $0.43 per unit for gross proceeds of $1,741,445, before share issuance costs of $9,021. Each unit comprised one common share and one half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share of the Company at a price of $0.55 per share through December 29, 2004. In addition, the Company paid a finders fee through the issuance of 27,923 common shares at a price of $0.48 per share, which has been recorded as a share issue cost.

[iv]
In June 2004, the Company clossed a non-brokered private placement consisting of 3,750,000 units at a price of $0.80 per unit for gross proceeds of $3,000,000 before a finders fee of $200,000 and legal cost of $5,374 for net proceeds of $2,794,626. Each unit comprised one common share and one half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share of the Company at a price of $1.15 per share expiring June 21, 2006.

The 1,875,000 share purchase warrants issued as a result of the private placement have been classified as a separate component of equity, the fair value of which has been determined using the Black-Scholes pricing model using the following assumptions: dividend yield 0.0%; expected volatility 72.70%; risk-free interest rate 3.00%; and expected life of 1.41 years. Accordingly, $663,723 of the proceeds, net of share issuance cost of $48,777, has been allocated as the fair value of the warrants, which is recorded in contributed surplus in the consolidated balance sheet.

[v]
In December 2004 the Company closed a private placement consisting of 3,911,667 units at a price of $0.75 per unit for gross proceeds of $2,933,750, before share issuance costs of $318,449 for net proceeds of $2,615,301. The private placement comprises of a brokered amount of $2,227,500 in addition to a non-brokered amount of $706,250.

Each unit comprised one common share and two one-half of one non-transferable common share purchase warrants with a four-month hold period expiring on May 1, 2005. The first half-warrant entitles the holder to purchase one common share of the Company for each whole warrant at a price of $1.00 per share, expiring on December 30, 2005. The second half-warrant entitles the holder to purchase one common share of the Company for each whole warrant at a price of $1.25 per share up to December 30, 2005 and at a price of $1.50 per share from December 31, 2005 expiring on December 30, 2006.

In connection with the financing, the Company paid a cash commission of $178,200, legal and professional fees of $65,249 and granted 100,000 units to the agent of this financing. The 100,000 units were valued at the market price of $75,000 and were recorded as share issuance cost. In addition, the Company granted a non-transferable option entitling the agent to purchase 391,167 units, exercisable at a price of $0.75 per unit. The option expires on December 30, 2006. The fair value of these units option of $50,852, was estimated using the Black-Scholes option pricing model with the following assumptions: dividend yield 0.0%; expected volatility 59%; risk-free interest rate 3.00%; and expected life of 6 months. $28,478 and $22,374 of the total fair value of the unit option has been recorded against share capital and the fair value of the warrants, respectively, as share issuance cost with a corresponding credit to contributed surplus.

The 4,011,667 share purchase warrants issued as a result of the private placement have been classified as a separate equity component from share capital the fair value of which has been determined using the Black-Scholes pricing model using the following weighted average assumptions: dividend yield 0.0%; expected volatility 71.35%; risk-free interest rate 3.00%; and expected life of 1.41 years. Accordingly, $1,183,734 of the proceeds, net of share issuance cost of $140,117, has been allocated as the fair value of the warrants, which is included in contributed surplus in the consolidated balance sheet.

[b] Stock option plan

On June 19, 1996, and subsequently amended on various dates through June 21, 2004, the shareholders approved a stock option plan (the "Plan") to reward executive officers, directors, employees and consultants who contribute to the continued success of the Company. The exercise price of the options is determined by the Board but generally will be equal to the greater of the average closing price of the common shares for the ten trading days immediately preceding the date of grant or the closing price on the date of grant (Fair Market Value). The options generally vest over a period of 18 months and the term may not exceed ten years. In accordance with the Plan, the Company may grant options to purchase up to a maximum of 11,500,000 [December 31, 2003 - 10,000,000] common shares of the Company at any one point in time. The effective date of the Plan was April 19, 1996 and the Plan will terminate April 19, 2006. The vesting periods and terms of the stock options granted prior to the expiration of the Plan will remain effective following the expiration of the Plan. Any unexercised stock options are available for the purposes of the Plan. At December 31, 2004, the Company has 3,858,500 [December 31, 2003 - 3,889,650] stock options available for further issuance.

At December 31, 2004 the following stock options were outstanding:

	Options outstanding			Options exercisable
	December 31, 2004			December 31, 2004
Range of	Number of	Weighted average	Weighted	Number of	Weighted
exercise	shares	remaining	average	options currently	average
prices	under option	contractual life	exercise	price exercisable	exercise price
$	#	(years)	$	#	$

0.27 - 0.36	1,145,250	1.83	0.27	1,145,250	0.27
0.40 - 0.49	45,200	3.35	0.46	37,075	0.46
0.50 - 0.57	2,780,100	2.21	0.50	2,441,350	0.50
0.61 - 0.68	339,100	1.69	0.63	339,100	0.63
0.72 - 0.79	1,337,050	3.25	0.73	680,876	0.73
0.80 - 0.87	1,758,450	3.62	0.82	828,725	0.83
0.90 - 1.27	211,350	3.51	1.01	129,976	1.01
1.78	25,000	0.22	1.78	25,000	1.78
	7,641,500	2.67	0.60	5,627,352	0.55

The options expire at various dates from March 25, 2005 to December 6, 2009.

Response Biomedical Corp.	-18-

10. SHARE CAPITAL [b] STOCK OPTION PLAN (cont'd)

Stock option transactions and the number of stock options outstanding are summarized as follows:

		Weighted
	Number of	average
	optioned	exercise
	common shares	price
	#	$
Balance, December 31, 2001	5,054,100	0.53
Options granted	2,125,400	0.61
Options forfeited	(161,700)	0.65
Options expired	(537,500)	1.22
Options exercised	(308,000)	0.39
Balance, December 31, 2002	6,172,300	0.49
Options granted	1,086,300	0.57
Options forfeited	(105,026)	0.60
Options cancelled	(155,000)	0.55
Options expired	(296,000)	1.06
Options exercised	(592,224)	0.32
Balance, December 31, 2003	6,110,350	0.49
Options granted	3,282,700	0.75
Options forfeited	(121,737)	0.73
Options expired	(270,000)	0.42
Options exercised	(1,359,813)	0.47
Balance, December 31, 2004	7,641,500	0.60

The exercise price equaled the Fair Market Value on the date of grant for all options issued during the year ended December 31, 2004 and 2003.

[c] Stock-based compensation

For the year ended December 31, 2004, the estimated fair value of stock options granted to employees resulted in compensation expense of $434,182 [2003 - $82,518] and the estimated fair value of stock options granted to non-employees resulted in compensation expense of $380,500 [2003 - $54,400; 2002 - $136,000], with a corresponding credit to contributed surplus.

The fair value of stock options granted during the year ended December 31, 2004 was estimated using the Black-Scholes option pricing model with the following weighted average assumptions and resulting fair value:

	2004	2003	2002
	$	$	$
Dividend yield	0.0%	0.0%	0.0%
Expected volatility	128%	99%	132%
Risk-free interest rate	3.36%	3.14%	3.36%
Expected life	2.45 years	1.65 years	1.98 years
Fair value per share	0.42	0.21	0.39

The following table provides pro forma loss for the year and pro forma basic and diluted loss per share had compensation expense, for awards granted to employees from January 1, 2002 to December 31, 2002, been based on the fair value method of accounting for stock-based compensation:

	2004	2003	2002
	$	$	$
Loss for the year, as reported	(4,938,975)	(4,191,602)	(4,673,656)
Pro forma compensation expense	-	(393,392)	(277,000)
Pro forma loss for the year	(4,938,975)	(4,584,994)	(4,950,656)
Pro forma loss per share - basic and diluted	(0.08)	(0.10)	(0.11)

The following table shows stock-based compensation allocated by type of cost:

	2004	2003	2002
	$	$	$
Cost of sales - products and services	84,102	11,597	977
General and administrative	449,620	106,672	91,950
Research and development	179,360	15,633	34,573
Marketing and business development	101,600	3,016	8,500
	814,682	136,918	136,000

[d] Escrow shares

Pursuant to an escrow agreement dated December 31, 1995 and approved by the shareholders on June 19, 1996, 825,000 common shares are held in escrow as at December 31, 2004. At the shareholders meeting on June 21, 2004, the shareholders approved a resolution to amend the terms of the escrow agreement, such that the escrow release is now based on a six-year time release formula, in accordance with the policies of the TSX Venture Exchange. Previously, the escrow shares were to be released based on the Company's cumulative cash flow. Commencing in March 2005, 825,000 common shares currently held in escrow will be released in 12 tranches over a period of six years, with tranches released every six months. Each of the first four tranches consists of 41,250 common shares or 5% of the total escrow shares and each of the remaining eight tranches consists of 82,500 common shares or 10% of the total escrow shares.

[e] Common share purchase warrants

At December 31, 2004, the following common share purchase warrants were outstanding:

Number of
common shares		Exercise price
issuable		$	Date of expiry
1,875,000	[note 10[a][iv]]	1.15	June 18, 2006
449,250	[note 8]	0.80	December 31, 2005
2,005,835	[note 10[a][v]]	1.00	December 30, 2005
2,005,832	[note 10[a][v]]	1.25 - 1.50*	December 30, 2006
6,335,917		1.19

*The exercise price is $1.25 if exercised prior to December 31, 2005, and $1.50 thereafter.

The Company is required to pay additional finders fees of $117,813 upon exercise of the 1,875,000 share purchase warrants issued pursuant to the June 2004 financing.

Common share purchase warrant transactions are summarized as follows:

	Number of	Weighted
	common shares	average exercise
	issuable	price $
Balance, December 31, 2001	9,713,850	0.76
Warrants issued	1,617,108	0.65
Warrants expired	(4,305,500)	1.23
Warrants exercised	(4,321,600)	0.37
Balance, December 31, 2002	2,703,858	0.59
Warrants issued	4,553,081	0.51
Warrants expired	(1,369,467)	0.61
Warrants exercised	(1,090,750)	0.45
Balance, December 31, 2003	4,796,722	0.53
Warrants issued	6,335,917	1.19
Warrants expired	(1,251)	0.55
Warrants exercised	(4,795,471)	0.53
Balance, December 31, 2004	6,335,917	1.19

[f] Loss per common share

	2004	2003	2002
Numerator
Loss for the year	(4,938,975)	(4,191,602)	(4,673,656)
Denominator
Weighted average number of common shares
outstanding	58,713,725	48,989,132	44,053,309
Less: escrowed shares [note 10[d]]	-	825,000	825,000
Weighted average number of common shares
outstanding	58,713,725	48,164,132	43,228,309
Loss per common share - basic and diluted	(0.08)	(0.09)	(0.11)

[g] Other

As at December 31, 2004, options to acquire 391,167 units, comprising one common share and two one-half non-transferable common share purchase warrants, are outstanding [see note 10[a][v]].

11. RELATED PARTY TRANSACTIONS

In addition to the transactions described in notes 8 and 9, the following payments were made to directors or companies related to or under their control:

	2004	2003	2002
	$	$	$
General and administrative
Strategic consulting services [i]	71,930	-	7,300
Share issue costs	20,522	-	-

-19-	Response Biomedical Corp

11. RELATED PARTY TRANSACTIONS (cont'd)

All related party transactions are recorded at their exchange amounts, established and agreed between the parties.

[i] The Company has entered into a strategic consulting services agreement with a company controlled by a director. Pursuant to the terms of the agreement, the Company is required to pay a monthly fee of US$5,000, expiring June 30, 2005.

12. INCOME TAXES

At December 31, 2004 the Company had approximately $16,203,000 of non-capital loss carryforwards and approximately $2,384,000 of federal investment tax credits available to reduce taxable income and taxes payable for future years. These losses and investment tax credits expire as follows:

	Federal investment	Non-capital loss
	tax credits	carryforwards
	$	$
2005	-	1,016,000
2006	149,000	2,058,000
2007	111,000	3,164,000
2008	153,000	2,157,000
2009	227,000	3,028,000
2010	430,000	2,080,000
2011	384,000	2,700,000
2012	233,000	-
2013	380,000	-
2014	317,000	-
	2,384,000	16,203,000

In addition, the Company has approximately $968,000 of provincial investment tax credits that expire between the years 2010 and 2014.

Significant components of the Company's future tax assets as of December 31 are shown below.

	2004	2003
	$	$
Future tax assets:
Book amortization in excess of tax capital cost allowance	628,000	484,000
Net operating loss carryforwards	5,773,000	4,910,000
Research and development deductions and credits	5,689,000	5,158,000
Share issue costs	133,000	60,000
Unearned revenue	88,000	18,000
Total future tax assets	12,311,000	10,630,000
Valuation allowance	(12,311,000)	(10,630,000)
Net future tax assets	-	-

The potential income tax benefits relating to these future tax assets have not been recognized in the consolidated financial statements as their realization did not meet the requirements of "more likely than not" criterion. Accordingly, a valuation allowance has been recorded and no future tax assets have been recognized as at December 31, 2004 and 2003.

The reconciliation of income tax attributable to operations computed at the statutory tax rate to income tax expense (recovery), using a 35.62% [2003 - 37.62%; 2002 - 39.62%] statutory tax rate, at December 31 is:

	2004	2003	2002
	$	$	$
Income taxes at statutory rates	(1,759,000)	(1,577,000)	(1,856,000)
Expenses not deductible for tax	206,000	175,000	230,000
Expenses capitalized for tax purposes	594,000	681,000	762,000
Losses not recognized for tax purposes	962,000	784,000	927,000
Other	(3,000)	(63,000)	(63,000)
	-	-	-

13. COMMITMENTS AND CONTINGENCIES

[a] Research and license agreements

The Company entered into an exclusive license agreement with the University of British Columbia ("UBC") effective March 1996, as amended October 2003, to use and sublicense certain technology ("Technology") and any improvements thereon, and to manufacture, distribute and sell products in connection therewith. In consideration for these rights, the Company paid a non-refundable license fee of $5,000 upon execution of the agreement and $5,000 in January 1997, and is required to pay quarterly royalties based on 2% of revenue generated from the sale of products that incorporate the Technology. In addition, in the event the Company sublicenses the Technology, the Company shall pay to UBC a royalty comprised of 20% of the first $1,000,000 of sublicensing revenue per calendar year and 10% of sublicensing revenue that exceeds $1,000,000 in each calendar year. Commencing in 2003 and for a period of nine years thereafter, royalties payable to UBC are subject to a $2,500 quarterly minimum plus a $500 annual license maintenance fee. These payments are expensed in the year incurred. The agreement terminates on the expiration date or invalidity of the patents or upon bankruptcy or insolvency of the Company.

[b] Supply agreement

The Company entered into a Supply Agreement (the "Agreement") with a supplier, effective September 2003 for certain reagents for the Company's West Nile Virus Test. In addition to paying for the reagent purchased, the Company is required to pay the supplier semi-annual royalties based on 10% of net revenue generated from the sale of the Company's RAMP West Nile Virus Test, with the first payment due six months after the first commercial sale of the product. The term of the agreement is three years from the effective date and is automatically renewed for each successive period of one year until either party terminates the Agreement. In 2004, the Company paid $50,101 [2003 - $nil] of royalties to the supplier.

[c] Marketing program

During the year ended December 31, 2004, the Company received a contribution of $49,700 [2003 - $nil] under Industry Canada's Program for Export Market Development (the "Program") for reimbursement of certain expenses related to sales and marketing efforts in the United States. Pursuant to the Program, the Company is required to repay to Industry Canada an amount representing 4% of incremental sales as defined in the Program up to April 2007. As at December 31, 2004 the criteria for repayment has not been met. The amount of $49,700 has been treated as a reduction of marketing and business development expenses in the statements of loss and deficit.

[d] Lease agreements

The Company leases its office and research facilities pursuant to an accepted offer to sublease for which current minimum monthly payments are approximately $18,000 per month.

Rent expense for the year ended December 31, 2004 was $208,552 [2003 - $229,170; 2002 - $247,000].

[e] Finder's fees of $117,813 are payable upon exercise of the share purchase warrants issued pursuant to the June 2004 private placement [note 10[e]].

[f] Contingency

The Company is defending a claim by a former employee for damages related to alleged inducement from a previous employer and misrepresentation. The Company has denied all allegations in the former employee's Statement of Claim, however, has made an accrual for the potential costs relating to the claim. The Company does not expect the loss, if any, to have a material effect on the Company's operating results.

14. SEGMENTED INFORMATION

The Company operates primarily in one business segment in the research, development and commercialization of diagnostic technologies with substantially all of its assets and operations located in Canada. Company's revenues are generated from product sales in Canada, US, Europe, Asia and the Middle East. Expenses are primarily incurred in Canada and the US.

For the year ended December 31, 2004, of the Company's total contract service fees and revenues from collaborative research arrangements of $549,685, $434,251 were generated from three customers [2003 - five customers for a total of $455,958; 2002 - one customer for a total of $37,250].

Contract service fees and revenues from collaborative research arrangements by customer location were as follows:

	2004	2003	2002
	$	$	$

Canada	255,250	40,484	-
United States	243,227	415,474	-
Asia	51,208	-	37,250
Total	549,685	455,958	37,250

Response Biomedical Corp.	-20-

14. SEGMENTED INFORMATION (cont'd)
Product sales by customer location were as follows:

	2004	2003	2002
	$	$	$
Canada	112,021	96,087	106,407
United States	1,422,476	455,414	7,404
Europe	42,128	88,040	26,818
Asia	517,755	137,738	-
Middle East	21,649	32,646	-
Other	11,167	17,870	11,329
Total	2,127,196	827,795	151,958

Product sales by type of product are as follows:

	2004	2003	2002
	$	$	$
Biodefense products	879,637	567,872	113,811
Clinical products	506,475	170,781	38,147
Vector products (West Nile Virus)	741,084	89,142	-
Total	2,127,196	827,795	151,958

15. COMPARATIVE FIGURES

Certain comparative figures have been reclassified from the amounts previously reported to conform to the presentation adopted in the current year.

16. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares the consolidated financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which, as applied in these consolidated financial statements, conform in all material respects to United States generally accepted accounting principles ("U.S. GAAP"), except as follows:

[a] For U.S. GAAP purposes, the Company has elected to prospectively adopt Statement of Financial Accounting Standard No. 148 (SFAS 148), "Accounting for Stock-Based Compensation-Transition and Disclosure", an amendment to Statement of Financial Accounting Standard No. 123 (SFAS 123) "Accounting for Stock-Based Compensation" for employee awards granted under its stock option plan, modified or settled subsequent to January 1, 2003. The standard permits the prospective recognition of stock-based compensation expense for all employee stock-based compensation transactions occurring subsequent to January 1, 2003 using a fair value based method. Prior to the adoption of this standard, the Company applied the disclosure provisions of SFAS 123 for stock options granted to employees. As allowed by SFAS 123, the Company followed the intrinsic value approach of Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) which resulted in no compensation expense being recognized for the year ended December 31, 2002 as the exercise price of the Company's employee stock options equaled the market price of the underlying stock on the date of grant. As the Company has prospectively adopted comparable accounting standards for both U.S. GAAP and Canadian GAAP during the year ended December 31, 2003 with respect to employee stock-based awards, no difference arises for the periods presented.

[b] Under U.S. GAAP, the excess, if any, of the fair value of the shares in escrow over the nominal value paid will be recorded as compensation expense upon release from escrow.

[c] For purposes of reconciliation to U.S. GAAP, the re-pricing of options is subject to variable plan accounting under APB 25, which can give rise to additional compensation expense. Under SFAS 123 such repricing are not subject to variable plan accounting and therefore upon adoption of SFAS 123, the Company no longer records additional compensation expense. In fiscal 2004, compensation income of $nil [2003 - $nil; 2002 - ($326,512)] resulted from the re-pricing of options.

If U.S. GAAP were followed:

[i] the effect on the Statements of Loss and Deficit would be:

	2004	2003	2002
	$	$	$
Loss for the year, Canadian GAAP	(4,938,975)	(4,191,602)	(4,673,656)
Adjustment with respect to prepricing of
certain stock options [c]	-	-	(326,512)
Loss and comprehensive loss of the year
U.S. GAAP	(4,938,975)	(4,191,602)	(5,000,168)
Basic and diluted loss per common share,
U.S. GAAP	(0.08)	(0.09)	(0.12)
Weighted average number of common,
shares, U.S. GAAP (in thousands)	58,713,725	48,164,132	43,228,309

[ii] The effect on Balance Sheet items would be:

	2004	2003
	$	$
Contributed surplus	2,110,317	1,172,903
Deficit	(36,111,362)	(31,172,387)

[d] Accounts payable and accrued liabilities comprise:
	2004	2003
	$	$
Trade accounts payable	472,828	515,544
Employee-related accruals	258,165	74,285
Other accrued liabilities	128,509	120,043
	859,502	709,872

[e] Pro forma information - Stock-based compensation

The following pro forma financial information presents the loss for the period and basic and diluted loss per common share had the Company recognized stock-based compensation for stock options granted to employees and directors using a fair value based method for all stock-based transactions prior to January 1, 2003. For stock options granted in 2002, the fair value for these options was estimated at the date of grant using a Black-Scholes pricing model with the following weighted-average assumptions: dividend yield - 0%; expected volatility - 97.62%; risk-free interest rate - 4.24%; and expected average life of the options - 2.5 years. For stock options granted in 2004 and 2003, see note 10.

Applying the above, supplemental disclosure of pro forma loss and loss per share is as follows:

	2004	2003	2002
	$	$	$
Loss for the year, U.S. GAAP	(4,938,975)	(4,191,602)	(5,000,168)
Add: Stock-based employee compensation
expense included in reported loss above	434,182	82,518	-
Deduct: Total stock-based emloyee compensation
expense using fair value based method for
all awards	(434,182)	(131,457)	(359,439)
Pro forma loss for the period	(4,938,975)	(4,240,541)	(5,359,607)
Basic and diluted loss per common share
As reported	($0.08)	($0.09)	($0.11)
Pro forma	($0.08)	($0.09)	($0.12)

[f] Recent accounting pronouncements

In December 2004, the Financial Accounting Standards Board issued SFAS 123(R) "Share-Based Payment", a revision to SFAS 123 "Accounting for Stock-Based Compensation". SFAS 123(R) requires all share-based payments to be recognized in the financial statements based on their fair values using either a modified-prospective or modified-retrospective transition method as defined in the standard. The standard no longer permits pro forma disclosure or the prospective recognition adopted by the Company in fiscal 2003. Accordingly, from the date of adoption of the revised standard, the Company will be required to recognize compensation expense for all share-based payments based on grant-date fair value, including those granted, modified or settled prior to January 1, 2002. The Company will be required to adopt the revised standard no later than January 1, 2006. Early adoption is permitted in periods in which financial statements have not been issued.

The impact of adoption of SFAS 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma loss for the period and loss per common share in note 16[e] to these consolidated financial statements.

17. SUBSEQUENT EVENT

Subsequent to December 31, 2004, the Company issued 164,000 common shares pursuant to the exercise of stock options for gross proceeds of $89,085.

-21-	Response Biomedical Corp

BOARD OF DIRECTORS	MANAGEMENT

Stephen D. Holmes, LLB	William J. Radvak
Partner & Chairman	President & Chief Executive Officer
Holmes, Greenslade
Robert G. Pilz, B.Comm., CMA,
William J. Radvak	Chief Financial Officer & Vice President, Finance
President & Chiefhief Executive Officer
Response Biomedical Corp.	Brian G. Richards, PEng
Chief Operating Officer & Corporate Secretary
Dominique Merz, Ph.D.
Principal	Michael Groves, Ph.D.
Diligens Officium LLC	Vice President, Sales & Marketing

Stan Yakatan, MBA	Reed W. Simmons, MBA
Chairman, President & Chief Executive Officer	Vice President, Manufacturing
Katan Associates International
Paul C. Harris, Ph.D.
Brian G. Richards, PEng	Vice President, Research & Development
Chief Operating Officer & Corporate Secretary
Response Biomedical Corp.	Joanne Stephenson, MBA
Vice President, Business Development
Sidney Braginsky
Director
Noven Pharmaceuticals
Scientific Advisory Board
Transfer Agent & Registrar
Robert Christenson, Ph.D., DABCC, FACBFAC
Computershare Investor Services	University of Maryland MedicalMedi Center
510 Burrard Street
Vancouver, BC V6C 3B9	Stephen Kahn, Ph.D., DABCC, FACB
Tel: (604) 661-9400	Loyola University Medical Center

Communication concerning transfer requirements,	E. Magnus Ohman, MD, FRCPI, FACC
lost certificates, changes of address and other similar	University of North Carolina
inquiries should be addressed to the Transfer Agent
and Registrar.	Stock Listing

Independent Auditors	Common shares of Response Biomedical Corp. are traded
under the symbol "RBM" on the TSX Venture Exchange.
Ernst & Young LLP
Pacific Centre	Annual General Meeting
PO Box 10101
700 West Georgia Street	The Annual General Meeting of Shareholders will be held at
Vancouver, BC V7Y 1C7	2:00 pm, Tuesday, June 21, 2005 in the Stanley Room at
Tel: (604) 891-8200	the Hyatt Regency Vancouver, 655 Burrard Street, Vancouver, BC.

Legal Counsel	Response Biomedical Corp.
8081 Lougheed Highway
Axium Law Group	Burnaby, BC
Four Bentall Centre	Canada V5A 1W9
Suite 3350, 1055 Dunsmuir Street	Tel: (604) 681-4101
Vancouver, BC V7X 1L2	Fax: (604) 412-9830
Tel: (604) 685-6100
Email: info@responsebio.com
Website: www.responsebio.com

Receive Shareholder Updates Via E-Mail
We encourage you to register to receive shareholder materials via e-mail. This approach provides the most immediate distribution of information. For more information and to sign-up for electronic delivery, please visit our website at www.responsebio.com.

www.responsebio.com
email info@responsebio.com
Tel. 604.681.4101   Fax 604.412.9830   Toll Free in North America 1.888.591.5577
Response Biomedical Corp. 8081 Lougheed Highway, Burnaby, B.C. Canada V5A 1W9